ProsoftTraining

410 North 44th Street, Suite 600

Phoenix, Arizona 85008

July 27, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	ProsoftTraining
Withdrawal of Registration Statement on Form S-4 (File No. 333-116339)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ProsoftTraining (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-4 (File No. 333-116339) and all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement relates to a proposed merger of a wholly-owned subsidiary of the Registrant and Trinity Learning Corp. (“Trinity”). The Registration Statement has not been declared effective and no proxies have been solicited nor have any securities been issued or sold pursuant to the Registration Statement. The Registrant and Trinity have now mutually agreed to terminate the merger agreement between the companies.

Accordingly, the Registrant hereby requests that the Commission grant the withdrawal of the Registration Statement and credit to the Registrant’s account all fees paid by the Registrant in connection with the filing of the Registration Statement for future use by the Registrant pursuant to Rule 457(p) promulgated under the Securities Act.

If you have any questions with respect to this matter, please contact the Registrant’s counsel, William L. Twomey, Esq., at Hewitt & O’Neil LLP, at (949) 798-0712.

Sincerely,

ProsoftTraining

By:	/s/ ROBERT G. GWIN
President